April 11, 2008

Zip+4 Code: 20549-0305

<u>Via Fax & U.S. Mail</u>

Mr. Paul S. Moller
President
Moller Itnernational, Inc.
1122 Research Park Drive
Davis, California 95616

      Re: Form 8-K filed April 4, 2008
              File No.: 0-33173

Dear Mr. Moller:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   Please file an amended Form 8-K/A via Edgar, that includes all of the required disclosures of Item 304 of Regulation S-B. The disclosure should <u>specifically state</u> whether during the registrant's two most recent fiscal years <u>and any subsequent interim period through the date of resignation</u>, there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports.

<u>Exhibit 16:</u>

2. Please file a letter from your former accountant, indicating whether or not they agree with your revised disclosures in the Form 8-K/A. It is not sufficient to file the auditor's termination letter.

Other

3. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file your supplemental response via Edgar in response to these comments within five business days of the date of this letter. Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time. You may contact Effie Simpson at (202) 551-3346 or Bob Benton, at (202) 551-3804 if you have any questions.

Sincerely,

E. L. Simpson

Effie Simpson
Staff Accountant